UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2026

Commission File Number 001-35948

Kamada Ltd.

(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements, File Nos. 333-192720, 333-207933, 333-215983, 333-222891, 333-233267 and 333-265866.

The following exhibits are attached:

99.1	Kamada Reports Record-High First Half and Second Quarter 2026 Financial Results, Representing Double-Digit Profitable Growth and the Strongest in Kamada's History; Affirms 2026 Annual Guidance

99.2	Company’s Presentation – August 2026

99.3	Kamada Ltd’s Consolidated Financial Statements as of June 30, 2026 (Unaudited)

99.4	Kamada Announces Planned Transition of Chief Financial Officer

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2026	KAMADA LTD.

	By:	/s/ Nir Livneh
Nir Livneh
Vice President General Counsel and Corporate Secretary

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Kamada Reports Record-High First Half and Second Quarter 2026 Financial Results, Representing Double-Digit Profitable Growth and the Strongest in Kamada's History; Affirms 2026 Annual Guidance

99.2	Company’s Presentation – August 2026

99.3	Kamada Ltd’s Consolidated Financial Statements as of June 30, 2026 (Unaudited)

99.4	Kamada Announces Planned Transition of Chief Financial Officer

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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